Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Cillian M. Lynch
(202) 419-8416
clynch@stradley.com

August 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:Mr. Raymond Be, Esquire
Re:	GuideStone Funds
File Nos. 333-53432, 811-10263

Dear Mr. Be:

On behalf of GuideStone Funds (the “Registrant”) below you will find the Registrant’s responses to the comments conveyed by you on August 2, 2022, with regard to Post-Effective Amendment No. 89 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

general comments

1) Comment:  Please file the response to this letter on Edgar as correspondence five business days prior to the effectiveness date (the “Effectiveness Date”) of the Fund’s definitive registration statement on Form N-1A filed pursuant to Rule 485(b) (“485(b) Filing”).

Response:  The Registrant confirms that its responses will be filed via EDGAR at least five business days prior to the Effectiveness Date of the 485(b) Filing.

2) Comment: Please e-mail the SEC redlines of any changed pages proposed to be included in the 485(b) Filing.

Response:  Registrant confirms it will e-mail the SEC redlines of any changed pages proposed to be included in the 485(b) Filing.

3) Comment:  Please apply any comments to similar disclosure throughout the 485(b) Filing.

Response:  Registrant confirms it will apply any comments to similar disclosure throughout the 485(b) Filing.

prospectus

4) Comment:  Typically, an index fund’s investment objective will reference tracking performance “before fees and expenses” of an underlying index.  Please supplementally explain why the Funds’ Investment Objectives do not.  For example, are there any aspects of each Funds’ strategy that are atypical for index funds that will allow for closer tracking?

Response:  Registrant believes that the current disclosure is satisfactory and consistent with Form N-1A.  Each Fund’s investment objective states that it “seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in” its respective index.  Use of the word “approximating” signals to investors that results will not exactly replicate each Fund’s respective index, and the fees and expenses of each Fund are prominently disclosed.  Additionally, registrant notes that Form N-1A contains no requirement that a fund seeking to approximate the returns of an index must reference tracking the performance of the index “before fees and expenses.”

5) Comment:  In the table under the heading “Fees and Expenses,” we note that other expenses for the Investor Class shares are expected to be significantly higher than those for Institutional Class shares.  Supplementally explain why the difference is so significant.

U.S. Securities and Exchange Commission

Response:  Registrant notes that the “other expenses” shown for Investor Class shares include fees of 0.25% of average daily net assets paid under the Shareholder Service Plan (as disclosed under the heading “Shareholder Servicing Arrangements”).  Additionally, the “other expenses” shown for Investor Class shares reflect the impact of class-specific expenses on a relatively small asset base (compared to Institutional Class shares), and that Investor Class shares require and receive additional services that Institutional Class shares do not.  These factors result in higher “other expenses” as a percentage of assets of Investor Class shares.

6) Comment:  In an appropriate location, briefly explain how the Russell 1000 Value Index determines “value” as the term is disclosed in the Value Equity Index Fund’s Principal Investment Strategies (e.g., what factors, data or measures does it use to determine a security’s “intrinsic value”).  Also consider discussing other issues related to the index, such as how frequently the index will be rebalanced.

Response:  Registrant has revised its disclosure by adding the following as a bullet point between the first and second paragraph under the heading “Principal Investment Strategies” for the Value Equity Index Fund:

The Russell 1000® Value Index measures the performance of the large capitalization value segment of the U.S. equity universe.  It includes those Russell 1000® companies with relatively lower price-to-book ratios, lower Institutional Brokers’ Estimate System forecast medium term (i.e., two year) growth and lower sales per share historical growth (i.e., five years).  The Russell 1000® Value Index is constructed to provide a comprehensive and unbiased barometer to the large capitalization value segment.  The index is completely reconstituted annually to ensure new and growing equities are included that the represented companies continue to reflect value characteristics.

7) Comment:  A bullet point under the Value Equity Index Fund’s “Principal Investment Strategies” heading states that the correlation between the Russell 1000 Value Index is greater than 98%.  Consider addressing here briefly the anticipated impact of the faith-based screen on the Value Equity Index Fund’s correlation with the Russell 1000 Value Index.

Response:  Registrant respectfully declines to update the disclosure because it believes the current disclosure adequately addresses the impact of the faith-based screen.  The next sentence in the above referenced bullet point provides that the correlation “could be lower in certain market environments and due to certain stocks that may be excluded from the Fund’s portfolio because of faith-based investment policies and restrictions (100% would indicate perfect correlation).”

8) Comment:  The Value Equity Index Fund discloses “Financial Services Sector Risk” as a Principal Investment Risk.  Since a significant investment in financial services sector securities is not apparent based on the Value Equity Index Fund’s investment strategy,

U.S. Securities and Exchange Commission

briefly discuss the context of this risk factor.  For example, is it expected at this time that the Value Equity Index Fund will have a significant percentage of its portfolio invested in this sector?

Response:  Registrant has removed “Financial Services Sector Risk” as a Principal Investment Risk from its Item 4 risk disclosure as its percentage of investments in the financial services sector will replicate the Russell 1000 Value Index with the exception of those securities that are excluded from the portfolio as a result of the Fund’s faith-based investment policies and restrictions.

9) Comment:  Each Fund’s “Market Risk” is particularly long for an Item 4 disclosure.  Consider moving details to Item 9.

Response:  Registrant has revised each Item 4 risk to delete the following sentence and the subsequent four sentences under “Market Risk”: “For example, the outbreak of the coronavirus disease (“COVID-19”) has negatively affected economies, markets and individual companies throughout the world, including those in which the Fund invests.”

10) Comment:  With regards to the Growth Equity Index Fund’s Principal Investment Objectives, explain briefly how the Russell 1000 Growth Index determines whether to include or exclude a security, including the factors, data and measures it uses to determine that a security is a “growth” security.

Response:  Registrant has revised its disclosure by adding the following as a bullet point between the first and second paragraph under the heading “Principal Investment Strategies” for the Growth Equity Index Fund:

The Russell 1000® Growth Index measures the performance of the large capitalization growth segment of the U.S. equity universe.  It includes those Russell 1000® companies with relatively higher price-to-book ratios, higher Institutional Brokers’ Estimate System forecast medium term (i.e., two year) growth and higher sales per share historical growth (i.e., five years).  The Russell 1000® Growth Index is constructed to provide a comprehensive and unbiased barometer to the large capitalization growth segment.  The index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.

11) Comment:  The Growth Equity Index Fund discloses “Information Technology Sector Risk” as a Principal Investment Risk.  Since a significant investment in information technology sector securities is not apparent based on the Growth Equity Fund’s investment strategy, briefly discuss the context of this risk.  For example, is it expected at this time that the Growth Equity Index Fund will have a significant percentage of its portfolio invested in this sector?

U.S. Securities and Exchange Commission

Response:  Registrant has removed “Information Technology Sector Risk” as a Principal Investment Risk from its Item 4 risk disclosure as its percentage of investments in the information technology sector will replicate the Russell 1000 Growth Index with the exception of those securities that are excluded from the portfolio as a result of the Fund’s faith-based investment policies and restrictions.

12) Comment:  Please revise the disclosure under the heading “Derivatives” to explain how the Funds expect to use derivatives.  For example, when will a Fund write covered call options when it is trying to replicate an index?  For each type of derivative used, please explain how it will be used to achieve the Funds’ objectives.

Response:  The Funds do not use covered call options or swaps, and the Funds’ only derivatives exposure will be through the use of index futures as part of the Cash Overlay Program, as disclosed in the prospectus.  Accordingly, Registrant has removed references to options and swaps from the prospectus.

13) Comment:  Consider discussing the “Large Shareholder Transaction Risk” in the context of the Trust’s policy that Guidestone Financial Resources will, at all times, directly or indirectly own, control or hold with power to vote at least 60% of the outstanding shares of the Trust.

Response:  Registrant respectfully declines to revise its disclosure.  Registrant notes that despite this policy, a significant portion of the Trust’s shares may be owned by investors besides Guidestone Financial Resources such that a significant purchase or redemption by a large shareholder could adversely affect the Funds.  In addition, Registrant notes that the 60% ownership policy is not Fund-specific, and, therefore, Guidestone Financial Resources may own, control or hold with power to vote less than 60% of the outstanding shares of one or more Funds.  This also means that GuideStone Financial Resources, or other affiliates (including the Funds of Funds), may at times make significant redemptions from any given Select Fund.

14) Comment:  “Preferred Stock Risk” is disclosed as an Item 9 risk.  Is investing in preferred stocks a principal investment strategy of the Funds?  If so, please discuss in each Funds’ Principal Investment Strategies.  If not, please discuss the context of this risk factor.

Response:  Registrant has deleted “Preferred Stock Risk” from its Item 9 risks as investments in preferred stock are not a principal investment strategy of the Funds, and as such, the Item 16 disclosure in the Statement of Additional Information related to preferred stocks is sufficient.

15) Comment:  The Funds disclose “Temporary Defensive Positions Risk” as an Item 9 risk.  Please explain supplementally when and why each Fund would take temporary defensive positions.  Harmonize this disclosure with the disclosure elsewhere that the Funds will only attempt to replicate their respective index.

U.S. Securities and Exchange Commission

Response:  Registrant has removed “Temporary Defensive Positions Risk” from its Item 9 risks as it is not anticipated that the Funds will take temporary defensive positions.

Please do not hesitate to contact me at (202) 419-8416, or Joshua D. Borneman at (202) 822-5172, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Cillian M. Lynch
Cillian M. Lynch, Esquire
cc:         Melanie Childers
Matthew A. Wolfe, Esquire
Joshua D. Borneman, Esquire